Exhibit 4.4

AMENDMENT NO. 1

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

Effective as of August 8, 2006, a new Section 10.04 is added to the Plan to provide as follows:

10.04	Extension of Coverage to Certain Sanford, NC Employees

Effective beginning August 8, 2006 and as more specifically hereinafter provided, the proviso to paragraph (a) of Section 1.10 shall not apply to and coverage under the Plan shall be extended to a person who on or after August 8, 2006 is an Employee and who on or before August 8, 2006 was employed in the bargaining unit represented by IBEW Local 553 (a “Decertified Employee”). Effective with the August 20, 2006 payroll period, a Decertified Employee who on or after August 8, 2006 would be an Eligible Employee but for the proviso to paragraph (a) of Section 1.10 may elect to become a Participant and to have Salary Deferral Contributions made to the Plan on his behalf by his Employer as provided under Article XII.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 1 to the Windstream 401(k) Plan to be executed on this 18th day of August, 2006.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of the Benefits Committee